October 21, 1996

Interpool Reports Record 3rd Quarter Income Per Share Before Extraordinary Gain, For Increase Of 21 Percent

PRINCETON, N.J.--Interpool Inc. (NYSE: IPX) reported today that 1996 third quarter income per share on a fully diluted basis, before extraordinary gain, rose 21 percent to 47 cents per share as compared with 39 cents per share for the same period in 1995.

Revenues during the third quarter of 1996 were $37,482,000, up 12 percent from $33,582,000 in 1995.

For the nine months ended Sept. 30, 1996, income before extraordinary gain and non-recurring charge rose to $27,805,000 from $20,980,000 in the same period a year ago. Revenues for the nine months ended Sept. 30, 1996 rose to $109,092,000, up 18 percent from $92,761,000 in 1995. On a fully dilute d basis, Interpool Inc.'s income per share before extraordinary gain rose 20 percent to $1.32 for the nine months ended Sept. 30, 1996 compared with $1.10 in 1995.

The company conducts its international container leasing business through its subsidiary Interpool Limited, while the domestic intermodal equipment leasing business, is conducted by Interpool Inc. and its other subsidiaries. During the third quarter of 1996, the Interpool Limited international con tainer division contribution to consolidated income rose 32 percent to $7,635,000, while the domestic intermodal division contribution declined 4 percent (on a pro-forma comparable basis) to $2,251,000. Revenues for the third quarter of 1996 from the Interpool Limited international container divis ion rose 20 percent to $20,237,000 while revenues from the domestic intermodal division rose 3 percent to $17,245,000.

During the nine month period ended Sept. 30, 1996, the Interpool Limited international container division contribution to consolidated income rose 30 percent to $21,470,000, while the domestic intermodal division contribution rose 3 percent (on a pro-forma comparable basis) to $6,335,000. Revenues for the nine month period ended Sept. 30, 1996 rose 28 percent to $59,102,000 from the Interpool Limited international container division while revenues from the domestic intermodal division rose 7 percent to $49,990,000.

Martin Tuchman, chairman and chief executive officer commented that the company's fully diluted income per share before extraordinary gain was a record, and was the direct result of the continued expansion of Interpool's container and chassis fleets during 1995 and 1996. During the past 12 months, the company's container fleet has grown to approximately 286,000 container TEUs (20-foot-equivalent units) from 228,000 TEUs, with container utilization at 97 percent, while the chassis fleet has grown to approximately 54,000 units from 52,000 units, with chassis utilization at 93 percent. Tuchma n noted that Interpool continues to build shareholder value, with its book value rising to over $273 million at the end of the third quarter.

Tuchman reiterated his comments from July 1996 and stated that, "the company's continued strong performance in the third quarter reflects the success of our long-term leasing strategy, as well as the strength of the underlying value of our business. We believe that at current trading levels, Inter pool Inc.'s common stock represents an extremely attractive value, and we anticipate that members of our senior management will continue to increase their personal shareholdings in the company during the remainder of this year."

Interpool, originally founded in 1968, is one of the world's leading lessors of intermodal dry cargo containers and is the second largest lessor intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world's 20 largest international container shipping lines.

                            INTERPOOL, INC.
                   CONSOLIDATED STATEMENTS OF INCOME
               (In thousands, except amounts per share)
                              (Unaudited)

                           THREE MONTHS ENDED    NINE MONTHS ENDED
                                 SEPT. 30,           SEPT. 30,
                             1996      1995 (1)    1996      1995 (1)
                            ------    ------      ------    ------

REVENUES                    $37,482   $33,582   $109,092   $92,761

LEASE OPERATING AND
 ADMINISTRATIVE EXPENSES      7,866     7,831     22,385    22,457
DEPRECIATION AND
 AMORTIZATION OF
 LEASING EQUIPMENT            8,084     7,395     24,069    20,264
(GAIN) ON SALE OF
 LEASING EQUIPMENT              (49)     (105)      (493)     (724)
                            --------   -------   --------  --------

EARNINGS BEFORE INTEREST
 AND TAXES                   21,581    18,461     63,131    50,764
INTEREST EXPENSE, NET         9,745     9,402     29,826    25,734
                            --------   -------   --------  --------

INCOME BEFORE TAXES,
 EXTRAORDINARY GAIN AND
 NON-RECURRING CHARGE        11,836     9,059     33,305    25,030
PROVISION FOR INCOME TAXES    1,950     1,475      5,500     4,050
                            --------   -------   --------  --------

INCOME BEFORE EXTRAORDINARY
 GAIN AND NON-RECURRING
 CHARGE                       9,886     7,584     27,805    20,980

EXTRAORDINARY ITEM-GAIN ON
 EARLY RETIREMENT OF DEBT,
 NET OF TAX EXPENSE OF $1,683    -      2,422         -      2,422

NON-RECURRING CHARGE (2)         -         -       2,392        -
                            --------   -------   --------  --------

NET INCOME                   $9,886   $10,006    $25,413   $23,402
                            ========   =======   ========  ========

INCOME PER SHARE BEFORE
 EXTRAORDINARY GAIN:
   PRIMARY                    $0.49     $0.43      $1.39     $1.20
   FULLY DILUTED              $0.47     $0.39      $1.32     $1.10

INCOME PER SHARE ON
 EXTRAORDINARY GAIN:
   PRIMARY                    NA        $0.14      NA        $0.14
   FULLY DILUTED              NA        $0.12      NA        $0.12

NET INCOME PER SHARE:
   PRIMARY                    $0.49     $0.57      $1.39     $1.34
   FULLY DILUTED              $0.47     $0.51      $1.32     $1.21

WEIGHTED AVERAGE
 SHARES OUTSTANDING:
   PRIMARY                   17,848    17,564     17,713    17,415
   FULLY DILUTED             21,167    20,507     21,003    20,507


(1) In September 1995, subordinated notes were exchanged for preferred stock. If those notes had been exchanged on Jan. 1, 1995 interest expense would have been $868 and $2,642 lower for the three months and nine months ended Sept. 30, 1995. The provision for income taxes would have been $330 and $1,004 higher for the three months and nine months ended Sept. 30, 1995; and therefore net income would have been $538 and $1,638 higher for the three months and nine months ended Sept. 30, 1995. Fully diluted net income per share would not change because the above mentioned effects were included in the fully diluted earnings per share calculation.

(2) Represents a non-cash and non-recurring charge for accumulated dividends of its subsidiary, Trac Lease, Inc., which resulted from the acquisition of the outstanding preferred stock of Trac Lease, Inc. through the issuance of Interpool, Inc. preferred stock. Such charge has no impact on net income per share because unpaid dividends were included in the computation of net income per share in prior periods.

    CONTACT: Interpool, Inc.
             Raoul J. Witteveen, 212/916-3261